Exhibit 99.1

Li Auto Inc. Completes Offering of US$862.5 Million Convertible Senior Notes

BEIJING, China, April 12, 2021— Li Auto Inc. (Nasdaq: LI) (“Li Auto” or the “Company”), an innovator in China’s new energy vehicle market, today announced that it completed the offering (the “Notes Offering”) of US$862.5 million in aggregate principal amount of its 0.25% convertible senior notes due 2028 (the “Notes”), which included the exercise in full by the initial purchasers in the Notes Offering of their option to purchase up to an additional US$112.5 million in aggregate principal amount of the Notes.

The Company plans to use the net proceeds from the Notes Offering for (i) research and development of new vehicle models, including BEV models, (ii) research and development of leading technologies, and (iii) working capital and other general corporate purposes.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and refined products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. Its first model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and cutting-edge smart vehicle solutions. The Company started volume production of Li ONE in November 2019 and delivered over 33,500 Li ONEs as of December 31, 2020. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions. Beyond Li ONE, the Company aims to expand its product line by developing new vehicles, including BEVs and EREVs, to target a broader consumer base.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86 (10) 6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1 (212) 481-2050

Email: Li@tpg-ir.com